Mail Stop 4561

May 27, 2010

Ronald J. Fior
Chief Financial Officer, Senior Vice President,
Finance and Operations
Callidus Software Inc.
160 West Santa Clara Street, Suite 1500
San Jose, California 95113

> **Re:** **Callidus Software Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 9, 2010**
> **File No. 000-50463**

Dear Mr. Fior:

We have reviewed your response letter dated April 13, 2010 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 1, 2010.

Form 10-K for the fiscal year ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note 1 – The Company and Significant Accounting Policies

Revenue Recognition, page F-12

1.   We have reviewed your response to prior comment 2 and note that you delivered 100% of your license arrangements electronically in 2009. Please tell us the percentage of your license arrangements in 2008 and 2007 that required physical delivery and tell us when your customers retained title or assumed the risks and rewards of licenses that required physical delivery (e.g. FOB destination or shipping point) prior to 2009. As previously noted, if your customers retained title or assumed the risks and rewards when they received the software, clarify why it was appropriate to recognize revenue when the software was provided to a common carrier. Furthermore, we note that the disclosure in your Form 10-Q for the quarter ended

March 31, 2010 was updated to reflect your policy as it relates to electronic delivery; however, it continues to include discussion of physical delivery to a common carrier. In light of the fact that your business has evolved to delivering your software almost exclusively through electronic means, please explain why you continue to include this disclosure.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief